Rule 12g3-2(b) File No. 82/5168

02 FEB 12 AM 8:32

orange

Orange SA
Siège social
6 place d'Alleray
75015 PARIS Cedex 15
France

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

02015048

30 January 2002

SUPPL

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Very truly yours,

Alan Shedden

Alan Shedden
Assistant Company Secretary

Enclosures

Press release dated 29 January 2002 "Orange announces strong customer and revenue growth year ended 31 December 2001"

dlw 2/12

ORANGE ANNOUNCES STRONG CUSTOMER AND REVENUE GROWTH
YEAR ENDED 31 DECEMBER 2001

- Customer base increased 29% to 39.3 million

- Strong growth in revenues
  - turnover up 25% to €15,087m
  - recurring GSM network revenues up 31% to €13,434m

- France: market leadership reinforced
  - full year market share reached 48.2%
  - market share of growth rose to 51% in Q4 2001 following successful rebranding

- UK: gained market leadership
  - largest operator in terms of active customers
  - second successive quarter of increasing blended ARPU
  - Orange took 32% of SMS market in 2001

- Successful focus on increasing customer value
  - growth of contract customer base
  - average customer revenue trends

London and Paris 29 January 2002: Orange today announced a strong performance in customer and revenue growth for the year ended 31 December 2001.

Orange Group increased the total customer base of its controlled operations by 8.8 million to 39.3 million, a 29% increase on year 2000[(1)], and grew total revenues by 25% to €15,087m. Within that, growth of recurring GSM network revenues grew faster, up 31% to €13,434 million.

Orange France[(2)] reinforced its market leadership, taking 48% of market share growth, adding 3.5 million net new customers, and building its customer base to 17.8 million, an increase of 25% on 2000[(1)]. Turnover in France reached €6,876m, up 21%, including recurring GSM network revenues of €6,234 million, up 24% on 2000[(1)].

In the UK, Orange gained leadership in terms of active customers, adding 2.6 million customers in 2001 and building its customer base to 12.4 million. Turnover grew 27% to €5,337m, of which recurring GSM network revenues were €4,590 million, up 39%.

Orange's operations in the rest of the world also grew strongly, adding 2.7 million customers, taking their combined customer base to 9.1 million, up 43%. Rest of the world turnover was up by 34% on 2000[(1)] to €2,941m.

Commenting on the results, Graham Howe, Deputy Chief Executive Officer and Chief Financial Officer, said:

" This is another strong operating performance from Orange, meeting our expectations and further strengthening Orange's leading position."

" As mobile phone penetration grows towards 100% of the addressable population, so our focus increasingly shifts to attracting higher quality new customers and building the loyalty, usage and average revenues of our existing customers. In this, we are seeing encouraging indications, both in the growth of contract customers and in the trends on average customer revenues."

" The proportion of contract customers being added has increased significantly, especially in the more mature markets. In the UK, we have achieved the second successive quarterly increase in average customer revenues and Orange has taken the largest share of SMS usage in the market."

" Despite the rapid growth of our customer base we may be approaching, sooner than expected, the point when overall average revenues start to grow."

" One curiosity of the mobile market is that there is no common standard definition of a customer. Orange UK excludes from its reported numbers any customer who does not make at least one outgoing call or receive fewer than four incoming calls a quarter. If we adopted the less stringent definition of other operators, our UK customer numbers would be some 656,000 higher than we are reporting today. To help meaningful comparisons, we intend to press for a common, industry-wide definition of customers."

"The future's bright, the future's Orange".

For further information, please contact:

Orange SA
David Smyth
Group Director of Strategic and Investor Services + 44 (0) 20 7984 1691

Patricia Lefranc
Senior Investor Relations Manager +44 (0) 7855 423 291

Orange Media Centre
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000

Sarah Taylor + 44 (0)20 7 984 2007
Media Relations Manager

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) +44 (0) 20 7638 9571

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

Selected information for the three months and years ended 31 December 2001 and 2000

	Three months ended 31 December (millions of €)		Year ended 31 December (millions of €)	
	2001 Actual	2000[1] Pro forma	2001 Actual	2000[1] Pro forma
	(unaudited)		(unaudited)	
Turnover				
Orange France	1,913	1,602	6,876	5,690
Orange UK	1,384	1,267	5,337	4,211
Rest of World	816	648	2,941	2,193
Inter segment eliminations	(18)	(10)	(67)	(35)
Total	4,095	3,507	15,087	12,059

Customer base	As at 31 December (in thousands) 2001	2000[1]
Orange France	17,823	14,311
Orange UK	12,387	9,834
Rest of World	9,061	6,356
Total	**39,271**	**30,501**

Customer net additions	3 months ended 31 December (in thousands) 2001	2000[1]
Orange France	1,222	1,739
Orange UK	206	1,559
Rest of World	766	953
Total	**2,194**	**4,251**

Customers

Orange France's customer base reached 17.8 million at 31 December 2001, a 25% increase from 14.3 million at 31 December 2000. A total of 3.5 million net new customers were added by Orange France during 2001, 48% of total market growth. In Q4 2001, following the commencement of the rebranding process in June 2001, Orange France's market share of growth increased to 51%. Contract net connections represented 56% of the growth in Q4 2001, taking the contract customer base to 9.4 million at 31 December 2001.

In line with the company's focus on higher value growth, Orange France's share of the contract market growth increased to 64% in Q4 2001.

In the UK, Orange's customer base increased 26% to 12.4 million at 31 December 2001. As in France, the proportion of contract net connections increased steadily during the year, from 7% in Q1 2001 to 75% in Q4 2001. This gave a total of 684,000 net new customers added onto contract tariffs in the UK during 2001, taking the total contract base to 3.8 million at the end of December 2001.

Orange UK also added 1.9 million prepay customers during 2001 as a whole, taking the prepay base to 8.6 million. The proportion of prepay additions declined during the year, from 93% of Q1 growth to 25% of Q4 growth, as we increased our focus on higher value customers.

As always, Orange UK's prepay base is stated to include only active customers, and using a definition of active which is more conservative than that used by other UK operators. Following the definition more widely used in the UK would require us to increase our reported customer base by 656,000.

Orange Group customer base in its controlled subsidiaries outside of France and the UK grew 43% over the past 12 months to reach 9.1 million at the end of 2001.

Annual Rolling Average Revenue Per User ("ARPU")

In France, blended annual rolling ARPU(3) was €392 for 2001 (€426 in 2000), with the movement reflecting the rapid growth in the customer base.

Orange France's contract annual rolling ARPU declined from €592 in 2000 to €583 in 2001, reflecting the popularity of our "Compte Mobile Orange" tariff, a hybrid contract / prepay offer, which is designed to attract regular revenue streams from the lower usage segment. Annual rolling ARPU on the France prepay base was €175 (€179 for 2000).

In the UK, Orange blended annual rolling ARPU moved from £280 in 2000 to £246 for 2001, again largely as a result of customer mix, especially the higher proportion of prepay customers in the first half of the year. Annual rolling contract ARPU grew 5% to £550 for 2001 compared with £525 in 2000.

Annual rolling ARPU for the prepay base showed a significant reduction in the rate of decline as it approaches the inflection point, achieving £121 in 2001 compared with £126 in 2000. The more recent quarterly results suggest further improvement over the annual numbers.

In the UK more importantly, the quarterly blended average ARPU(4) in each of the last two quarters has shown an increase and has been greater than the annual rolling ARPU at the end of December 2001, suggesting that blended average revenue in the UK may have passed the inflection point.

Selected information for the three months and years ended 31 December 2001 and 2000

Key business indicators for France, the UK and our principal subsidiaries in the Rest of World are set out in the table below. ARPU[3] numbers are stated on a rolling 12-month basis.

	Three months ended 31 December		*Year ended 31 December*	
	2001	***2000***	***2001***	***2000***
France				
Customers (in thousands) (period end)			17,823	14,311
Contract[8]			9,445	7,425
Prepay[8]			8,378	6,886
GSM network revenues (€ in millions)[6]	1,651	1,311	6,234	5,017
Equipment and other revenues (€ in millions)	262	291	642	673
Total turnover (€ in millions)	1,913	1,602	6,876	5,690
Annual average revenue per user (€)[3] [7]			392	426
Contract			583	592
Prepay			175	179
UK				
Customers (in thousands) (period end)			12,387	9,834
Contract			3,761	3,077
Prepay			8,626	6,757
GSM network revenues (€ in millions)[6]	1,239	994	4,590	3,300
Equipment and other revenues (€ in millions)	145	273	747	911
Total turnover (€ in millions)	1,384	1,267	5,337	4,211
Annual average revenue per user (£)[3]			246	280
Contract			550	525
Prepay			121	126

Selected information for the three months and years ended 31 December 2001 and 2000

	Three months ended 31 December		Year ended 31 December	
	2001	2000	2001	2000
Rest of World data				
The Netherlands – Dutchtone				
Customers (in thousands) (period end)			1,114	1,023
Turnover (€ in millions)	89	69	363	215
Slovakia – Globtel				
Customers (in thousands) (period end)			1,205	617
Turnover (€ in millions)	68	49	234	176
Denmark – Orange				
Customers (in thousands) (period end)			600	517
Turnover (€ in millions)	54	44	194	159
Romania – Mobil Rom				
Customers (in thousands) (period end)			1,637	1,222
Turnover (€ in millions)	97	91	378	297
Belgium – Mobistar				
Customers (in thousands) (period end)			2,547	1,800
Turnover (€ in millions)	252	189	879	607
Switzerland – Orange				
Customers (in thousands) (period end)			925	786
Turnover (€ in millions)	149	142	587	479
Other Countries				
Customers (in thousands) (period end)(5)			1,033	391
Turnover (€ in millions)	107	64	306	260
Total Rest of World				
Customers (in thousands) (period end)			9,061	6,356
Turnover (€ in millions)	816	648	2,941	2,193

Notes

(1) **Basis of preparation**

All references or comparisons to financial or operating data in respect of the twelve months ended 31 December 2000 and three months ended 31 December 2000 relate to pro forma information prepared as if the enlarged Orange group, which was created on 29 December 2000, had existed over that period.

(2) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4) Quarterly average revenue per user ("ARPU") is calculated on the same basis as annual average revenue per user. Quarterly ARPU is stated on an annualised basis.

(5) Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(6) GSM network revenues include access charges and usage fees.

(7) Orange France's contract and prepay ARPU have been calculated on a pro-forma basis for the reclassification of Compte Mobile Orange customers from prepay to contract.

(8) Orange France's 2000 customer numbers have not been restated to reflect the reclassification of customers using our hybrid contract/prepay tariff from prepay to contract in September 2001.